

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 21, 2017

<u>Via E-mail</u>
Nick Rossi
Wyndham Hotels & Resorts, Inc.
22 Sylvan Way
Parsippany, NJ 07054

> **Re:** **Wyndham Hotels & Resorts, Inc.**
> **Draft Registration Statement on Form 10**
> **Submitted November 21, 2017**
> **CIK No. 0001722684**

Dear Mr. Rossi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

2.   We note your disclosure in the information statement that no vote of Wyndham Worldwide stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for that statement.

3.   We note your disclosure that, subject to market conditions, you expect to complete one or more financing transactions on or prior to the completion of the spin-off. Please provide us supplementally with your analysis of the impact of these transactions on your ability to conduct a spin-off without registering the transaction under the Securities Act of 1933.

Exhibit 99.1

Summary, page 1

4.   In order for investors to understand better the changes in your organizational structure as a result of the internal reorganization and subsequent spin-off transaction, please consider providing a graphical representation of your corporate structure prior to the internal reorganization and your corporate structure after the spin-off.

Risk Factors

Certain directors who serve on our board of directors will serve as directors of the Wyndham Worldwide board of directors . . . , page 34

5.   We note your disclosure that certain of your directors may also serve as directors of Wyndham Worldwide. Please also disclose whether any of your key employees will continue to hold positions with Wyndham Worldwide following the spin-off.

Your percentage ownership in Wyndham Hotels may be diluted in the future, page 37

6.   Please revise your disclosure here and elsewhere as appropriate to quantify the number of shares of your common stock that you expect to be granted pursuant to equity awards vesting in connection with the spin-off.

The Spin-Off

Manner of Affecting the Spin-Off

Internal Reorganization, page 41

7.   We note your disclosure that Wyndham Worldwide will effect an internal reorganization in connection with the spin-off "to properly align the appropriate businesses within each of Wyndham Hotels and Wyndham Worldwide." Please revise to describe more specifically all the assets, liabilities and obligations associated with Wyndham Worldwide's hotel group segment and any other affected segment, including clarifying which of those assets, liabilities and obligations will be transferred to you and any that will not be transferred to you, as applicable. In addition, please revise to briefly describe these assets, liabilities and obligations in the summary.

Executive and Director Compensation

Agreements with Named Executive Officers, page 102

8.   We note that you expect to enter into new employment agreements with certain named executive officers prior to the spin-off. Please confirm that you plan to revise your disclosure to discuss the material terms of these arrangements. Additionally, please revise to disclose the amounts of the transaction bonuses you expect to pay to your named executive officers in connection with the spin-off.

Certain Relationships and Related Party Transactions

Agreements with Wyndham Worldwide Related to the Spin-Off, page 111

9.   Please revise your disclosure in this section to provide all of the information required by Item 7 of Form 10 and Item 404 of Regulation S-K.

Separation and Distribution Agreement, page 111

10.   We note your disclosure that the Separation and Distribution Agreement "will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with [your] spin-off from Wyndham Worldwide so that each of Wyndham Worldwide and Wyndham Hotels is allocated the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the separation plan" and "will also provide for the settlement or extinguishment of certain liabilities and other obligations among Wyndham Worldwide and Wyndham Hotels." Please revise your disclosure in this section to describe the specific allocation of businesses and treatment of liabilities between you and Wyndham Worldwide. Additionally, please quantify the anticipated costs in connection with the spin-off and describe how these costs will be allocated. Please also revise your summary disclosure to briefly describe these arrangements.

Description of Certain Indebtedness

Financing Transactions in Connection with the Spin-Off, page 116

11.   Please confirm that you plan to revise to disclose the material terms of each financing arrangement to which you are party, including interest rate, maturity date, and financial covenants.

Financial Statement Presentation, page II

12.   We note you have omitted the audited financial statements of the registrant Wyndham Hotels & Resorts, Inc. Please revise your disclosure to affirmatively disclose such entity has no (or nominal) assets or liabilities.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Christian O. Nagler
        Kirkland & Ellis LLP